[  ] denotes an item that has been excluded because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

AMENDED SCHEDULE A

dated July 21, 2020

to the

Compliance Services Agreement

dated June 5, 2012

between

ULTIMUS MANAGERS TRUST

and

ULTIMUS FUND SOLUTIONS, LLC

FEES AND EXPENSES

Fees. Ultimus shall receive the fees described below, which are computed and payable monthly.

Base Fee:	[ ] per year for each series of the Trust.

Asset-Based Fee:	0.01% per annum on average net assets of each series in excess of $100 million.

Out-of-Pocket Expenses. The fees set forth above shall be in addition to the payment of reasonable out-of-pocket expenses, as provided for in Section 3 of the Agreement.

TRUST SERIES

Adler Value Fund	Meehan Focus Fund
Blue Current Global Dividend Fund	Q3 All-Weather Sector Rotation Fund
Blueprint Growth Fund	Q3 All-Weather Tactical Fund
Evolutionary Tree Innovators Fund	Ryan Labs Core Bond Fund
HVIA Equity Fund	Ryan Labs Long Credit Fund
Karner Blue Animal Impact Fund	Stralem Equity Fund
Kempner Multi-Cap Deep Value Fund	Wavelength Interest Rate Neutral Fund
Lyrical International Equity Fund	Waycross Long/Short Equity Fund
Lyrical U.S. Value Equity Fund
Marshfield Concentrated Opportunity Fund

[  ] denotes an item that has been excluded because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

IN WITNESS WHEREOF, the parties hereto have executed this amended Schedule A as of the date first above written.

ULTIMUS MANAGERS TRUST		ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ David R. Carson	By:	/s/ David James
Name:	David R. Carson	Name:	David James
Title:	President	Title:	Executive Vice President and Chief Legal and Risk Officer